John Hancock Funds II
601 Congress Street
Boston, MA 02210
May 31, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brion Thompson

Re:	John Hancock Funds II (the “Trust”) File Nos. 333-126293; 811-21779
Ladies and Gentlemen:
This letter is in response to comments received from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Trust’s annual report to shareholders for the period ended August 31, 2011. Set forth below is a summary of each comment followed by our response.
Comment 1 — Many series of the Trust (the “Funds”) show significant investments in certain assets, sectors or countries that should be more fully described in the prospectus. For each of the Funds listed below, please provide more information regarding investments in the indicated asset class, sector or country in the statement of principal strategies and risks contained in the Fund’s prospectus.
•	Active Bond Fund: mortgage-backed securities.

•	Blue Chip Growth Fund: information technology.

•	Capital Appreciation Fund: information technology.

•	Core Bond Fund: mortgage-backed securities.

•	Emerging Markets Fund (formerly known as the Emerging Markets Value Fund): financial services.

•	Global Bond Fund: financial services.

•	Global Real Estate Fund: financial services.

•	Optimized Value Fund: financial services.

•	Real Estate Equity Fund: financial services.

•	Real Estate Securities Fund: financial services.

•	Small Cap Value Fund: financial services.

•	Small Cap Growth Fund: information technology.

•	Small Company Growth Fund: information technology.

•	U.S. Multi Sector Fund: information technology and health care.

•	Short Term Government Income Fund: mortgage-backed securities.

•	Strategic Bond Fund: mortgage-backed securities.

•	Total Bond Market Fund: mortgage-backed securities.

•	Total Return Fund: mortgage-backed securities.

•	International Value Fund: telecommunications and the United Kingdom.

•	U.S. High Yield Bond Fund: communications.

•	Mid Cap Value Equity Fund: communications.

•	Large Cap Value Fund: energy.
Response to Comment 1 — The prospectuses of the relevant Funds will be supplemented to describe more fully the investments described above, as applicable. In the case of the Global Real Estate Fund, Real Estate Equity Fund and the Real Estate Securities Fund, future shareholder reports will categorize investments in real estate investment trusts (“REITs”) under a more specific sub-category instead of generally under “Financials.” In the case of the Short Term Government Income Fund, Total Bond Market Fund and Total Return Fund, future shareholder reports will more properly categorize government agency securities as such instead of as mortgage-backed securities. In the case of Mid Cap Value Equity Fund, we have respectfully declined to supplement the prospectus because the Fund is not significantly invested in the communications sector. In the case of the Strategic Bond Fund and Large Cap Value Fund, these Funds have been liquidated and no longer exist.
Comment 2 — With regards to the Global Agribusiness Fund and the Global Timber Fund, please explain how significant investments in the materials sector is consistent with an agribusiness and timber focused fund, respectively.
Response to Comment 2 — The annual report generally characterizes investments in agribusiness companies and timber-related companies as part of the “materials” sector. Future shareholder reports for the Global Agribusiness Fund will reflect these investments under a more specific sub-category instead of generally under “materials”. The Global Timber Fund has been liquidated and no longer exists.
Comment 3 — Because the High Yield Fund invests in lower rated fixed income securities, a breakdown of the ratings of the bonds in which the Fund invests would be helpful.
Response to Comment 3 — The prospectus currently states that the Fund will invest at least 80% of its net assets in high yield securities rated Ba through C by Moody’s or BB through D by Standard & Poor’s. The prospectus will be supplemented to clearly state that the Fund may invest without restrictions within these ratings category ranges.
Comment 4 — The Global Real Estate Fund, Real Estate Equity Fund and the Real Estate Securities Fund state significant investments in the financial sector. Please explain how this is consistent with the Funds’ principal investment strategies.
Response to Comment 4 — The annual report generally categorizes investments in REITs as within the financial services sector. Future shareholder reports will more specifically characterize these investments using a more specific sub-category instead of just financial services generally.
Comment 5 — In the financial highlights tables, please confirm that “TBA” (to be announced) securities are included in the reported portfolio turnover ratios in the tables. If not, future reports should reflect TBA securities turnover in the tables, not merely in the footnotes to the tables.
Response to Comment 5 — The TBA securities identified in the footnotes to the financial highlights tables are not included in the ratios given in the tables. These are TBA “rolls,” better understood as notional contracts, and are excluded from the calculation because physical delivery is not made or taken during the roll period.
Per the SEC staff’s request, the Trust acknowledges the following:
-	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

-	Staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the SEC from taking any action with respect to Amendment; and

-	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.
Please contact the undersigned at 617-663-2261 if you have any questions regarding this letter.
Sincerely,

/s/ Christopher Sechler Christopher Sechler
Assistant Secretary

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